

July 18, 2023

Gianfranco Truffello
Chief Financial Officer
Arauco and Constitution Pulp, Inc.
Avenida El Golf 150
14th Floor
7550107 Las Condes, Santiago Chile

Re: Arauco and Constitution Pulp, Inc.
Form 20-F for the Year Ended December 31, 2022
Form 6-K furnished March 29, 2023
File No. 033-99720

Dear Gianfranco Truffello:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing